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FOR IMMEDIATE RELEASE


CONTACT: VICTOR J. COLEMAN
         PRESIDENT, CHIEF OPERATING OFFICER
         (310) 271-8600

         DIANA M. LAING
         CHIEF FINANCIAL OFFICER
         (310) 271-8600



             ARDEN REALTY, INC. ANNOUNCES ACQUISITION OF OFFICE PROPERTY
                                   NOVEMBER 5, 1996


Arden Realty, Inc. (NYSE:ARI) announced that it had completed the acquisition of a 96,000 square foot office building for $11 million, funded from the Company's bridge loan facility. The building is located at 10351 Santa Monica Boulevard in Los Angeles, California, adjacent to Century City.

Commenting on the acquisition, Victor J. Coleman, President and Chief Operating Officer, said, "This acquisition is indicative of Arden's strategy of purchasing quality assets in superior sub-markets where Arden has a strong presence. 10351 Santa Monica has expiring leases at rental rates substantially below current market rental rates, and will increase our market share in one of the best performing markets in Southern California."

In an unrelated development, the Company also announced that one of its proposed new directors, Jerry Asher, has informed the Company that he is resigning from the board of directors citing time conflicts with his extensive business commitments. The Company intends to add a new outside director to fill Mr. Asher's vacancy in due course.

Arden is a self-administered, self-managed real estate investment trust (REIT) engaged in owning, acquiring, managing, leasing and renovating office properties in Southern California. With the acquisition of this property, Arden owns 25 office properties containing approximately 4.1 million rentable square feet, all of which are located in Southern California.

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